SILVERCREST METALS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of SilverCrest Metals Inc. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at SFU Morris J Wosk Centre for Dialogue, Room 320, 580 West Hastings Street, Vancouver, British Columbia on Thursday, May 31, 2018, at 10:00 a.m. (Vancouver time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 29, 2018, or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice (“Notice and Access Notification”) with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company’s proxy-related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of NI 54-101, the Company has elected to send the Notice and Access Notification in connection with the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Notice and Access Notification to each OBO, unless the OBO has waived the right to receive proxy-related materials from the Company. Intermediaries will frequently use service companies to forward proxy-related materials to the OBOs. Generally, an OBO who has not waived the right to receive proxy-related materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b)

more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy-related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Applicable proxy-related materials are being sent to both registered shareholders of the Company and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent the applicable proxy-related materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Notice and Access Notification and any proxy-related materials sent to NOBOs who have not waived the right to receive proxy-related materials are accompanied by a VIF, instead of a proxy form. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the common shares of the Company owned by the NOBO.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares of the Company which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on the Non-Registered Holder’s behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or the Non-Registered Holder’s nominee, the right to attend and vote at the Meeting.

Non-Registered Holders should return their voting instructions as specified in the VIF sent to them. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Non-Registered Holders may not be recognized directly at the Meeting for the purpose of voting common shares of the Company registered in the name of their broker, agent or nominee, a Non-Registered Holder may attend the Meeting as a proxyholder for a registered shareholder and vote common shares in that capacity. Non-Registered Holders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their common shares as a proxyholder.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is:

(a)

executed by the shareholder giving same or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b)

delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

NOBOs who wish to revoke their voting instructions should contact Computershare at telephone number 1-800-564-6253. OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instruction.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting, with each Common Share carrying the right to one vote. The board of directors of the Company (“Board of Directors” or “Board”) has fixed April 11, 2018, as the record date (“Record Date”) for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the Record Date, 64,640,203 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to the Company’s issued and outstanding Common Shares, except for the following:

		Percentage of Outstanding
Name	Number of Common Shares	Common Shares

Donald Smith Value Fund, L.P.	6,600,000	10.21%

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the meeting. Under the Business Corporations Act (British Columbia) and the Company’s Articles, a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy form intend to vote for the appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company. Davidson & Company LLP was first appointed as auditor of the Company on June 23, 2015.

ELECTION OF DIRECTORS

The number of directors of the Company is currently fixed at six. At the Meeting, shareholders will be asked to fix the number of directors at seven and to elect seven directors. The persons named below are the seven nominees of management for election as directors, all of whom (except for Pierre Beaudoin) are current directors of the Company. Each nominee elected will hold office as a director until the next annual general meeting or until the director’s successor is elected or appointed, unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his principal occupation, business or employment (and, in the case of Pierre Beaudoin, who is being nominated for election as a director of the Company at a shareholders’ meeting of the Company for the first time, also his principal occupation and employment for the last five years); the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

			Common
			Shares
Name, place of residence			beneficially
and positions with	Principal occupation,	Period served	owned or
the Company	business or employment	as a director	controlled

DUNHAM L. CRAIG(2)(3) British Columbia, Canada Director	Chairman of the Board of Geologix Exploration Inc., a mineral exploration company	Since August 6, 2015	98,010

N. ERIC FIER British Columbia, Canada Director and Chief Executive Officer	Chief Executive Officer of the Company; President of the Company from June 23, 2015 to December 31, 2017; Chief Operating Officer of Goldsource Mines Inc., a mineral exploration company; President of Maverick (Mining) Consultants Inc., a management consulting company	Since June 23, 2015	3,823,575

ROSS O. GLANVILLE(1) (3) British Columbia, Canada Director	Professional Mining Engineer; President of Ross Glanville & Associates Ltd., a mining consulting firm; Director of a publicly listed mining exploration company	Since August 6, 2015	615,859

GEORGE W. SANDERS(1)(2) British Columbia, Canada Director	Corporate Financial Consultant; President of Goldcliff Resource Corporation, a mineral exploration company	Since August 6, 2015	386,606

			Common
			Shares
Name, place of residence			beneficially
and positions with	Principal occupation,	Period served	owned or
the Company	business or employment	as a director	controlled

GRAHAM C. THODY(1) British Columbia, Canada Director and Chairman	Retired Chartered Professional Accountant; Director of several publicly listed mineral exploration companies	Since A ugust 6, 2015	397,136

JOHN H. WRIGHT(2)(3) British Columbia, Canada Director	Member of Business Development of Capstone Mining Corp. since December 2006; Director of several publicly listed companies	Since January 1, 2017	135,000

PIERRE BEAUDOIN Ontario, Canada Director Nominee	Retired Mining Executive and Consultant; and Chief Operating Officer of Detour Gold Corporation from March 7, 2013 to July 26, 2017	----	15,000
________________________________________
(1)	Member of Audit Committee.
(2)	Member of Corporate Governance and Nominating Committee.
(3)	Member of Compensation Committee.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on May 9, 2016, subject to shareholder approval which was obtained on June 22, 2016, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by May 1, 2018. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. (“Clifton”)(now First Mining Finance Corp.) when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011, in connection with Clifton’s failure to file technical reports and material change reports in the required forms in respect of disclosure of Clifton’s mineral resource estimates on its material properties. After changes in Clifton’s management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012, and the TSX Venture Exchange (the “TSX-V”) reinstated the trading of Clifton’s stock on March 9, 2012. In connection with a plan of arrangement transaction among Clifton and First Mining Finance Corp. completed in April 2015, Clifton ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

In December 2010, George W. Sanders and Graham C. Thody were directors of SilverCrest Mines Inc. (“SilverCrest Mines”) when SilverCrest Mines received notification of administrative proceedings from the United States Securities and Exchange Commission (“SEC”). This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd., a predecessor company to SilverCrest Mines which was under different management until SilverCrest Mines assumed control in 2003. The order alleged that Strathclair (subsequently SilverCrest Mines) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC, and in order to remedy the situation, SilverCrest Mines entered into a consent order with the SEC dated January 10, 2011, through which SilverCrest Mines agreed to the revocation of the registration of its common shares under the United States Securities Exchange Act of 1934. As a result, broker-dealers in the United States were unable to effect transactions in the common shares of SilverCrest Mines. On May 31, 2011, SilverCrest Mines filed a registration statement on Form 40-F for the purpose of registering its common shares under the United States Securities Exchange Act of 1934. Upon the registration statement taking effect on August 1, 2011, broker-dealers in the United States were able to effect transactions in common shares of SilverCrest Mines in the United States. In connection with a plan of arrangement transaction among the Company, SilverCrest Mines and First Majestic Silver Corp. completed in October 2015, SilverCrest Mines ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

Other than as disclosed herein, no proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

On August 31, 2015, Pierre Beaudoin was the Chief Operating Officer of Detour Gold Corporation (“Detour Gold”) when Detour Gold was advised that the Ontario Provincial Police would be investigating the circumstances surrounding the death of an employee that occurred at the Detour Lake mine site on June 3, 2015. On April 21, 2016, Detour Gold was charged with one count of criminal negligence causing death under the Criminal Code as a result of the June 2015 fatality. On August 30, 2017, Detour Gold pled guilty to the one count of criminal negligence. A sentencing hearing was held on August 30 and 31, 2017. Detour Gold was ordered to pay a fine of $1.4 million plus the 30% victim surcharge provided for under the Criminal Code. In addition, the court, as requested by Detour Gold, ordered a restitution payment for the family of the deceased worker for lost income through to retirement which was considered when determining the fine amount.

On May 13, 2014, Pierre Beaudoin was the Chief Operating Officer of Detour Gold when a proposed securities class action claiming, among other things, special and general damages in the amount of $80 million, was commenced against Detour Gold and its former President and Chief Executive Officer in relation to Detour Gold's secondary market public disclosure concerning the Detour Lake Mine operations between April 9, 2013 and November 7, 2013 (the “Class Action Claim”). On July 10, 2014, the plaintiff issued an Amended Statement of Claim incorporating allegations in respect of Detour Gold’s primary market disclosure, specifically in respect of Detour Gold’s final short form prospectus dated June 2, 2013. On November 29, 2016, the parties agreed to settle the Class Action Claim for $6 million and dismiss the action without any admission of liability subject to court approval which was subsequently obtained on June 27, 2017.

CORPORATE GOVERNANCE DISCLOSURE

The following description of the corporate governance practices of the Company is provided further to the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the disclosure prescribed for “Venture Issuers” such as the Company.

Board of Directors

The Board of Directors currently consists of six directors, a majority of whom are independent. Dunham L. Craig, Ross O. Glanville, George W. Sanders, Graham C. Thody and John H. Wright are considered independent. The remaining director is not considered independent under applicable securities rules — N. Eric Fier is an executive officer of the Company. If the existing and proposed directors of the Company are elected as proposed under “Election of Directors”, following the Meeting, the Company will have six independent directors (Dunham L. Craig, Ross O. Glanville, George W. Sanders, Graham C. Thody, John H. Wright and Pierre Beaudoin) and one director who is not considered independent (N. Eric Fier). With the recommendation of the Chairman and the advice of legal counsel, the Board of Directors will evaluate situations on a case-by-case basis to determine whether the exercise of independent judgement is appropriate or necessary under the circumstances. If deemed necessary or appropriate by the Board, the Board may appoint such special committees comprised of independent directors to consider any particular matter or transaction.

Directorships

The existing and proposed directors of the Company who are presently directors of other reporting issuers in Canada or elsewhere are as set out below:

Director/Proposed Director	Other Reporting Issuers
Dunham L. Craig	Geologix Exploration Inc.
George W. Sanders	Bitterroot Resources Ltd. Goldcliff Resource Corporation
Graham C. Thody	Geologix Explorations Inc. Goldsource Mines Inc. UEX Corporation
John H. Wright	Bitterroot Resources Ltd. Ero Copper Corp.
N. Eric Fier	Goldsource Mines Inc.
Ross O. Glanville	Avino Silver & Gold Mines Ltd.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, and industry.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics which applies to the directors, officers and employees of the Company. The Board expects that fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as provisions under corporate legislation for required disclosures by directors and senior officers to the Company of transactions with the Company in which they may have an interest and of any other conflicts of duties and interests, will also ensure that these persons conduct themselves in the best interests of the Company.

Nomination of Directors

Any director is free to nominate individuals for election or appointment to the Board, however, the Corporate Governance and Nominating Committee has the principal responsibility with respect to selection and nomination of director nominees. The Corporate Governance and Nominating Committee is also responsible for developing qualification criteria for Board members for recommendation to the Board in accordance with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines. The Corporate Governance and Nominating Committee also has the sole authority to retain and terminate any search firm to be used to identify director candidates and has the authority to approve the search firm’s fees and other retention terms.

In making its recommendations to the Board regarding director nominees, the Corporate Governance and Nominating Committee shall consider:

(a)	the appropriate size of the Board;

(b)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

(c)	the competencies and skills that the Board considers each existing director to possess;

(d)	the competencies and skills each new nominee will bring to the Board, and

(e)	whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company.

Compensation

The Compensation Committee reviews annually the adequacy and form of compensation of the directors and executive officers of the Company to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director or executive officer.

In evaluating (or making recommendations to the Board of Directors with respect to) the level of compensation for the executive officers, the Compensation Committee reviews and considers the Company’s corporate goals and objectives relevant to compensation for its executive officers and evaluates the performance of each executive officer in light of those corporate goals and objectives. In considering the compensation for executive officers other than the Chief Executive Officer, the Compensation Committee takes into account the recommendation of the Chief Executive Officer.

All compensation arrangements between the Company and any director or executive officer of the Company or between any subsidiary of the Company and any director or executive officer of the Company must be approved by the Compensation Committee.

Other Board Committees

The Board of Directors of the Company has no standing committees other than the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee.

Assessments

The effectiveness of the Board of Directors as a whole, any committee of the Board, and individual directors are assessed on an ongoing basis by the Board, the Corporate Governance and Nominating Committee, the Compensation Committee and senior management.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia) and the Canadian Securities Administrators’ National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company’s audit committee is required to have a charter. A copy of the Company’s Audit Committee Charter is set out in Appendix A to this Information Circular.

Composition of the Audit Committee

As at the date of this Information Circular, the following is information on the members of the Company’s Audit Committee:

Name	Independent	Financial Literacy
Graham C. Thody (Chair)	Yes	Yes
George W. Sanders	Yes	Yes
Ross O. Glanville	Yes	Yes

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Graham C. Thody — Mr. Thody is a member of the British Columbia Institute of Chartered Professional Accountants as well as the Canadian Institute of Chartered Professional Accountants. Mr. Thody has served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, an accounting firm located in Vancouver, British Columbia, from 1979 until his retirement in 2007. His practice focus included audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He was President and CEO of UEX Corporation (“UEX”) from November 2009 until his retirement in January 2014. He is currently a director of three other reporting companies, including UEX where he is currently Chairman, which are involved in mineral exploration and development throughout North America.

Ross O. Glanville — Mr. Glanville has over forty years of resource-related experience in numerous countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville obtained a Bachelor of Applied Science in Engineering (Mining) in 1970, became a member of the Professional Engineers Association of British Columbia in 1972, obtained a Masters Degree in Business Administration in 1974, and became a member of the Certified General Accountants Association of B.C. in 1980. He has specialized in valuations, fairness opinions, and litigation support, often as expert witness, related to the mining and exploration industry. He has prepared hundreds of valuations and fairness opinions for mining and exploration companies in North America, Africa, Australia, South America, Asia, and Europe. Mr. Glanville has formed public companies, listed on the TSX, the Australian Stock Exchange, NASDAQ, and the TSX-V, and has served on the Boards of Directors of five companies with producing mines, and still serves as a director of one of these companies.

George W. Sanders — Mr. Sanders is a mining entrepreneur with over 35 years of mining and exploration finance experience. Mr. Sanders is also a Director of Bitterroot Resources Ltd., and a Director and President and CEO of Goldcliff Resource Corporation. He spent over 15 years as a registered representative and precious metals specialist with the investment firm Canaccord Capital Corporation (now Canaccord Genuity Corp.) and its predecessor companies. Mr. Sanders has held Corporate Development positions with Richmont Mines Ltd., Consolidated Cinola Mines and Shore Gold Inc. He provides the Company with a solid base in corporate finance and investor relations.

Reliance on Certain Exemptions

At no time since January 1, 2017, has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), subsection 6.1.1(4) of NI 52-110 (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member), subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation),or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption) of NI 52-110 by a securities regulatory authority or regulator.

Audit Committee Oversight

At no time since January 1, 2017, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board of Directors.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has specifically pre-approved the auditor's review of the Company's corporate tax returns and other non-audit services for fees of up to $15,000 for the next fiscal year.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2017	$28,050	Nil	$3,650	Nil
December 31, 2016	$15,300	Nil	$5,000	$12,750
__________________________________________
(1)	Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported under “Audit Fees”.
(2)

Pertains to professional services for tax compliance, tax advice, and tax planning. The nature of the services comprising the fees disclosed under this category relates to the preparation of the T2 Corporate Tax Returns of the Company and its Canadian subsidiary, NorCrest Metals Inc., together with related schedules.

(3)

Pertains to products and services other than services reported under the other categories. During the financial year ended December 31, 2016, the nature of the services comprising the fees disclosed under this category include reviews of the Company’s short form prospectus dated November 28, 2016, and annual information form dated October 28, 2016.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts “venture issuers” from the requirements of Part 3 (Composition of Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

Director and Named Executive Officer Compensation Excluding Compensation Securities

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)

each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer (“CEO”);

(b)

each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer (“CFO”);

(c)

in respect of the Company and its subsidiaries, the most highly compensated executive officer (other than the CEO and CFO) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with applicable securities rules, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and not acting in a similar capacity, at the end of that financial year.

In respect of the Company’s financial year ended December 31, 2017, the Company had two NEOs, namely N. Eric Fier (CEO) and Anne Yong (CFO).

Table of Compensation Excluding Compensation Securities

The following table sets out compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or a subsidiary of the Company, to each NEO and director, in any capacity, for the financial years ended 2017 and 2016.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
N. Eric Fier, President CEO and Director	2017 2016	200,000(1)(2) 60,000(1)(2)	40,000 40,000	Nil Nil	(4) (5)	Nil Nil	240,000 100,000
Anne Yong CFO(3)	2017 2016	94,010 45,433	32,000 30,000	NIL NIL	(5) (5)	Nil Nil	126,010 75,433
Dunham L. Craig Former Interim CEO and Director	2017 2016	Nil Nil	Nil Nil	12,000 Nil	(5) (5)	Nil Nil	12,000 Nil
Ross O. Glanville Director	2017 2016	Nil Nil	Nil Nil	13,000 Nil	(5) (5)	Nil Nil	13,000 Nil
George W. Sanders Director	2017 2016	Nil Nil	Nil Nil	12,500 Nil	(5) (5)	Nil Nil	12,500 Nil
Graham C. Thody Director and Chairman	2017 2016	Nil Nil	Nil Nil	18,000 Nil	(5) (5)	Nil Nil	18,000 Nil
John H. Wright Director(6)	2017	Nil	Nil	12,000	(5)	Nil	12,000
_____________________________________________
(1)

Amount paid as a consulting fee to the management company controlled by the NEO. See “Director and Named Executive Officer Compensation – Employment, Consulting and Management Agreements or Arrangements” for further details. Such amount represents all of the consulting fees paid to the management company which can be attributed to the applicable NEO’s services as an executive officer of the Company. Amounts are prior to applicable taxes.

(2)	Mr. Fier also served as a director of the Company in 2016 and 2017 and did not receive compensation for his services as a director.
(3)	Ms. Yong was appointed CFO effective January 1, 2017. Compensation received by Ms. Yong in 2016 is in respect of her services as controller of the Company.
(4)	Perquisites that are not generally available to all employees did not exceed 10% of the NEO’s total salary for the financial year.
(5)	Perquisites that are not generally available to all employees did not exceed $15,000.
(6)	Mr. Wright became a director of the Company on January 1, 2017.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each NEO and director by the Company or one of its subsidiaries in the financial year ended December 31, 2017, for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries and the total amount of compensation securities held as at the Company’s financial year end of December 31, 2017.

Compensation Securities								Total amount of compensation securities held as at December 31, 2017
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant (M/D/Y)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date (M/D/Y)
N. Eric Fier President, CEO and Director	Options	175,000(2)	08/04/2017	1.88	1.86	1.79	08/04/2022	950,000 options
Anne Yong CFO	Options	100,000(2)	08/04/2017	1.88	1.86	1.79	08/04/2022	325,000 options
Dunham L. Craig Director	Options	50,000(2)	08/04/2017	1.88	1.86	1.79	08/04/2022	350,000 options
Ross O. Glanville Director	Options	50,000(2)	08/04/2017	1.88	1.86	1.79	08/04/2022	325,000 options
George W. Sanders Director	Options	50,000(2)	08/04/2017	1.88	1.86	1.79	08/04/2022	325,000 options
Graham C. Thody Director	Options	75,000(2)	08/04/2017	1.88	1.86	1.79	08/04/2022	475,000 options
John H. Wright Director	Options Options	50,000(2) 100,000(2)	08/04/2017 01/03/2017	1.88 2.55	1.86 2.55	1.79 1.79	08/04/2022 01/03/2022	150,000 options
_____________________________________
(1)

The numbers indicated represent the number of options and the same number of Common Shares underlying the related options and represent approximately 1% of the Company’s issued and outstanding Common Shares as at December 31, 2017.

(2)	The options vest 25% after each of three months, six months, nine months and twelve months after the grant date.

No compensation security has been re-priced, cancelled and replaced, had its term extended, or otherwise been materially modified, in the most recently completed financial year.

Except for the vesting schedules noted in the above table, there are no restrictions or conditions for converting, exercising or exchanging the compensation securities.

During the financial year ended December 31, 2017, no NEO or director of the Company exercised any compensation securities.

Stock Option Plans and Other Incentive Plans

Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, with recommendations from the Compensation Committee and subject to the limitations of the Company’s prevailing stock option plan and the requirements of applicable regulatory authorities. The Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers, the granting of stock options to directors, executive officers, employees and consultants of the Company, and compensation policies, including the stock option plan.

Individual grants of stock options are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, the importance of the proposed optionee’s position and contribution to the Company, and previous option grants and exercise prices.

The Company has a “rolling 10%” Stock Option Plan (the “Option Plan”) which was adopted by the Board of Directors on August 24, 2015, and first approved by the shareholders of the Company on June 22, 2016. The Option Plan includes the following provisions:

•	The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan is 10% of the issued and outstanding Common Shares from time to time.

•

The Option Plan is administered by a “Committee” which means the Board of Directors or such committee of the Board of Directors that the Board of Directors has designated to administer the Option Plan (currently the Compensation Committee).

•

The exercise price for options granted under the Option Plan will not be less than the “market price” of the Common Shares (which, under the Option Plan, is the last closing price of the Common Shares on the TSX-V before the date of the option grant) or such other minimum exercise price as may be required or permitted by the TSX-V.

•	Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company.

•	The vesting for each option shall be determined by the Committee at the time that the option is granted, and shall be specified in the option agreement or certificate in respect of the option.

•

Options granted to any optionee who is a director, officer, employee or consultant shall expire the earlier of: (a) that date which is 90 days (30 days for optionees engaged in investor relations activities) after the optionee ceases to be in at least one of such categories unless an earlier date is provided for in the optionee’s option agreement or certificate; and (b) the expiry of the option period. The Company may extend the period specified in the aforementioned clause (a) in respect of any option for a specified period up to the expiry of the option period, subject to any applicable regulatory approvals.

•	Options are non-transferable and non-assignable, except by will and by the laws of descent and distribution. During the lifetime of an optionee, the option may be exercised only by the optionee.

•

In the event of the death of an optionee while in service to the Company or a related entity of the Company, each outstanding option held by the optionee (to the extent then vested and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the option agreement or certificate with respect to the option, and (b) the expiry of the option period, but only by the persons to whom the optionee’s rights under the option shall pass by the optionee’s will or by the laws of descent and distribution.

•

If the expiry date of any option would otherwise occur during or within 10 business days following the end of a period in which the trading of the Common Shares is restricted by the policies of the Company (a “Blackout Period”), then the expiry date of such option shall be extended to the date which is the 10th business day following the expiration of the Blackout Period.

•

The Committee may, in its discretion but subject to any necessary regulatory approvals, provide for the extension of the exercisability of a stock option, accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, waive any restriction or other provision of the Option Plan or an option or otherwise amend or modify an option in any manner that is either (a) not adverse to the optionee or (b) consented to by such optionee.

•

If there is a takeover bid or tender offer made for all or any of the issued and outstanding Common Shares (a “Bid”), then the Committee may, by resolution, permit all outstanding options to become immediately exercisable in order to permit the Common Shares issuable under such options to be tendered to such Bid. If the Bid is not completed within the time specified therein or all of the Common Shares tendered by the optionee pursuant to the Bid are not taken up or paid for by the offeror in respect thereof, the Common Shares received pursuant to such exercise, including any Common Shares that are not taken up and paid for pursuant to the Bid, may be returned by the optionee to the Company, and the Option shall be reinstated as if it had not been exercised.

•

In lieu of exercising an option, the Committee may permit an optionee to elect to receive, without payment by the optionee of any additional consideration, Common Shares equal to the value of the option (or the portion thereof being exercised) by surrender of the option to the Company, together with written notice reflecting such “cashless” exercise. In such event, the optionee shall receive that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the date of the cashless exercise, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the market price on the date of the cashless exercise and the option exercise price. For the purpose of cashless exercises of options, the market price of one Common Share as of a particular cashless exercise date is the volume weighted average trading price of one Common Share on the TSX-V, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding such date.

•

The Board may in its absolute discretion amend the Option Plan without shareholder approval at any time, provided that no such amendment will adversely affect any outstanding options granted thereunder without the optionee’s consent. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Option Plan without shareholder approval:

(a)	any amendment pertaining to the vesting provisions of each option;

(b)	any amendment to the terms of the Option Plan relating to the effect of termination, cessation of employment, disability or death of an optionee on the right to exercise options;

(c)

any amendment as may be necessary or desirable to bring the Option Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the Common Shares are from time to time listed;

(d)	any amendment of a “housekeeping” nature including, but not limited to, amendments of a clerical, grammatical or typographical nature;

(e)	any amendment with respect to the administration of the Option Plan;

(f)

any amendment to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

(g)	any amendment to the termination provisions of the Option Plan or any option, other than an amendment extending the expiry date of such option beyond its original expiry date;

(h)	any amendment to the class of eligible persons that may participate under the Option Plan; and

(i)

any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules, regulations and policies of any stock exchange on which the Company’s shares are listed and of all securities commissions or similar securities regulatory authorities having jurisdiction over the Company.

Any amendment to the Option Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where required for such approvals, the approval of the shareholders of the Company.

As the Option Plan is a “rolling percentage plan”, the TSX-V requires the Option Plan to be approved yearly by the shareholders of the Company. The Option Plan was last approved by the shareholders of the Company at the 2017 annual general meeting and renewal shareholder approval will be sought at the Meeting. See “Particulars of Other Matters to be Acted Upon — Stock Option Plan”.

Employment, Consulting and Management Agreements or Arrangements

The Company has a management consulting agreement effective October 1, 2015 (the “Management Agreement”), with Maverick Mining Consultants Inc. (“Maverick”), a company wholly-owned by N. Eric Fier (CEO of the Company) (the “Consultant”), whereby the Company retained Maverick to provide executive, managerial and consulting services to the Company and, in particular, to provide the services of Mr. Fier as an executive officer of the Company. In consideration for the services of the Consultant, the Company agreed to pay consulting fees in the amount of $60,000 plus applicable taxes, payable in equal monthly instalments, subject to increases as the Board in its discretion may determine from time to time. Pursuant to an amendment to the Management Agreement dated March 1, 2017, effective as of January 1, 2017, the Company agreed to pay to Maverick a consulting fee at the base rate of $200,000 per annum payable in equal monthly instalments plus applicable GST. The Management Agreement is automatically renewable for consecutive one-year terms.

The Consultant can terminate the Management Agreement by giving three months’ written notice to the Company. The Company may terminate the Management Agreement with immediate effect upon written notice to the Consultant:

(a)	in the event of a material breach by the Consultant of any of the Consultant’s obligations; or

(b)

for any reason other than a material breach by the Consultant, provided that the Company shall pay to the Consultant a termination payment equal to one and one-half (1.5) times of both the then applicable base rate per annum payable to the Consultant and any bonus paid or payable to the Consultant by theCompany in respect of the Company’s most recently completed financial year.

If the Company undergoes a change of control (as defined in the Management Agreement) and either (a) within six months after the date of the change of control, the Company delivers written notice to the Consultant terminating the Management Agreement, or (b) within three months following the date of change of control, the Consultant terminates the Management Agreement, then the Company shall pay to the Consultant a change of control payment equal to two (2) times of both the then applicable base rate per annum payable to the Consultant and any bonus paid or payable to the Consultant by the Company in the respect of the Company’s most recently completed financial year.

The Company also has entered into an employment agreement with Anne Yong (CFO) (the “Senior Executive”) dated August 15, 2017, with effect as of January 1, 2017 (the “Senior Executive Agreement”), whereby the Company employed the Senior Executive as Chief Financial Officer of the Company. In consideration for the Senior Executive’s services, the Company agreed to pay the Senior Executive an annual base salary of $125,000, to be reviewed annually by the Compensation Committee.

Under the terms of the Senior Executive Agreement, the Company may terminate the Senior Executive’s employment for cause (as defined in the Senior Executive Agreement) or without cause. The Senior Executive may terminate the Senior Executive Agreement by giving three months’ written notice to the Company. If the Senior Executive is terminated without cause, or in the event that the Senior Executive leaves the Company within six months of a change of city from which the Company operates, then the Company shall pay the Senior Executive an amount equal to six months of the then annual base salary plus (i) one month per each year of service (retroactive to the employment start date of October 15, 2015) up to a maximum of 12 months in the aggregate; (ii) the pro rata amount of the previous financial year’s annual bonus; and (iii) the cash equivalent of the Senior Executive’s accrued vacation pay. In the event of termination of the Senior Executive’s employment within 6 months of a change in control (as defined in the Senior Executive Agreement) of the Company, the Senior Executive is entitled to receive an amount equal to six months of the then annual base salary plus (i) one month per year of service (retroactive to the employment start date of October 15, 2015) up to a maximum of 12 months in the aggregate; (ii) the cash equivalent of the Senior Executive’s accrued vacation pay; (iii) the pro rata amount of the previous financial year’s annual bonus; and (iv) the cash equivalent of one month’s vacation pay. The Senior Executive Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and effective two years and 12 months, respectively, following the termination of the Senior Executive Agreement.

The table below summarizes the estimated incremental payments related to termination scenarios under the Management Agreement and Senior Executive Agreement assuming the events occurred on December 31, 2017.

NEO (Consultant)	Termination without Cause	Change of Control
N. Eric Fier (Maverick)	$360,000	$480,000
Anne Yong	$104,667	$104,667

Directors

Effective January 1, 2017, on recommendation of the Compensation Committee, the non-executive directors of the Company are compensated by way of directors’ fees. The annual fees approved for independent directors are payable in cash on a quarterly basis as follows:

Director Compensation	Cdn.$
Independent Board Member	12,000	Annual Retainer
Additional Retainer for Chairman of the Board and the Audit Committee	6,000	Annual Retainer
Additional Meeting fee for Chairman of the Compensation Committee	500	Per Meeting
Additional Meeting fee for Chairman of the Corporate Governance and Nominating Committee	500	Per Meeting

Oversight and Description of Director and Named Executive Officer Compensation

The Company has established a Compensation Committee that is currently comprised of three members (Dunham L. Craig, Ross O. Glanville and John H. Wright), all of whom are considered independent. These persons have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices.

Executive and Employee Compensation Objectives and Philosophy

The Board of Directors recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate superior performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The principal objectives of the Company’s executive compensation program are as follows:

(a)	to attract and retain qualified executive officers, which includes having compensation that is competitive within the marketplace;

(b)	to align executives’ interests with those of the shareholders; and

(c)	to reward demonstration of both leadership and performance.

The Company does not have a formal compensation program with set benchmarks. Individual compensation is not directly tied to performance goals which are based on objective and identifiable measure, such as the Company’s share price or increases in resources. However, the Company does have a compensation program which seeks to reward an executive officer’s current and future expected performance. Individual performance is reviewed for all executive officers based on a quantitative and qualitative evaluations of the Company’s achievement of corporate milestones and objectives.

Compensation Review Process

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for all executive officers, evaluating their performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the level of compensation for the executive officers based on this evaluation. In considering executive officers other than the CEO, the committee shall take into account the recommendation of the CEO.

With the approval of the Compensation Committee, the Board may from time to time engage outside advisors at the expense of the Company to assist with the evaluation of compensation of directors and officers. The Compensation Committee also reviews, and recommends to the Board for its approval any severance or similar termination payments proposed to be made to any current or former executive officer.

All compensation arrangements between the Company and any director or executive officer of the Company or between any subsidiary of the Company and any director or executive officer of the Company must be approved by the Compensation Committee.

The Board acknowledges that the Company, as a junior natural resource company, does not presently generate any revenues, and that all management compensation to date has been derived solely from cash in the Company’s treasury, acquired by way of equity financings to date, and the grant of incentive stock options to management personnel and employees. Executive compensation to N. Eric Fier and Anne Yong is provided for under the Management Agreement and Senior Executive Agreement, respectively (see “Employment. Consulting and Management Agreements or Arrangements” for details of such contracts). The Management Agreement and Senior Executive Agreement have specified terms and annual base salary rates which the Company is obligated to pay, subject to the termination provisions thereunder. Upon the occurrence of certain events, the Company’s early termination of the Management Agreement or the Senior Executive Agreement may also trigger additional balloon payments, which could adversely impact the Company’s working capital. However, in order to provide necessary oversight and to mitigate against the risks posed by the Management Agreement and Senior Executive Agreement, the Board has adhered to the policy of requiring all independent Board and committee members to evaluate and approve all executive compensation arrangements and awards prior to their commitment. The Board has also adopted a policy which requires the Compensation Committee to review the terms of the Management Agreement and the Senior Executive Agreement on an annual basis. At present, the Board has determined that the current executive compensation levels are not excessive and are in line with other companies of similar stature. With respect to the longer-term component of executive compensation, options granted to executive officers under the Company’s Stock Option Plan serve to align the interests of those persons with the shareholders. As options are generally priced at or above market value at the time of grant and are generally subject to vesting schedules as determined by the Board, the benefits of such compensation, if any, may not be realized by the executive until a significant period of time has passed.

Elements of Executive Compensation Program

The Company’s compensation program consists of the following elements:

(a)	base salary or consulting fees;

(b)	performance bonus payments; and

(c)	equity participation though the Company’s Stock Option Plan.

Base Salary or Consulting Fees

N. Eric Fier (CEO) is primarily compensated indirectly through consulting fees payable by the Company to his management company. Anne Yong (CFO) is primarily compensated directly pursuant to the Senior Executive Agreement. For the principal terms of the Management Agreement and the Senior Executive Agreement, see “Employment, Consulting and Management Agreements or Arrangements”.

In determining the annual base consulting fees, the Board of Directors, with the recommendation of the Compensation Committee, considered the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the mining industry which were similar in size as the Company, at the same stage of development as the Company, and considered comparable to the Company;

(c)	the experience level of the Named Executive Officer; and

(d)	the amount of time and commitment which the Named Executive Officer devoted to the Company and is expected to devote to the Company in the future.

The Compensation Committee annually reviews the base consulting fees payable to the Named Executive Officers based on the aforementioned criteria to ensure that compensation levels are competitive and fair.

Performance Bonus Payments

Performance bonuses are payable in cash or through equity-based compensation, and the amount payable is based on the Compensation Committee’s assessment of the Company’s performance for the year. Factors considered in determining bonus amounts generally include individual performance, financial criteria (such as successful financings, project management performance) and operational criteria (such as significant mineral property acquisitions, successful mineral property exploration and development, resource growth and the attainment of other corporate milestones).

In determining performance bonuses, including the amounts thereof, the Board of Directors uses its discretion and takes into consideration the Company’s annual achievements, without assigning any quantifiable weight or factor in respect of any particular achievement or corporate milestone.

In respect of the 2017 financial year, the Board of Directors, with the recommendation of the Compensation Committee, awarded performance bonuses to Anne Yong and the management company of N. Eric Fier. In awarding the performance bonuses, the Board considered the following significant achievements of the Company in 2017:

•

Progress of the Phase II exploration program at the Company’s Las Chispas Property. During 2017, the Company drilled over 40,000 metres, completed additional rehabilitation of underground workings of 2.0 kilometres, obtained positive initial metallurgical test results and made multiple discoveries veins.

•

Completion of a brokered private placement financing for 9,572,810 units (“Units”) of the Company at a price of $1.05 per Unit for gross proceeds of $10.1 million. Each Unit consisted of one common share of the Company and one-half of a common share purchase warrant. Each warrant is exercisable to acquire one common share of the Company at an exercise price of $1.45 until December 19, 2019.

Equity Participation

The Company provides for equity participation in the Company through its Stock Option Plan. See “Stock Option Plans and Other Incentive Plans”. The granting of stock options is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders.

Pension Disclosure

The Company does not provide a pension to any NEO or director.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2017.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,825,000	$1.24	1,535,290(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,825,000		1,535,290
________________________________________
(1)

Based on the total number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan, being 10% of the issued and outstanding Common Shares from time to time (being 6,360,290 Common Shares as at December 31, 2017).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2017, or in any proposed transaction which has materially affected or would materially affect the Company.

On December 19, 2017, the Company completed a brokered private placement (the “2017 Private Placement”) of an aggregate of 9,572,810 units at $1.05 per unit for gross proceeds of $10,051,450. Each unit consisted of one Common Share of the Company and one-half of one common share purchase warrant of the Company, with each warrant being exercisable to purchase one additional Common Share at $1.45 until December 19, 2019. Certain directors, officers and other insiders of the Company (the “Insider Placees”) purchased or acquired direction and control over a total of 1,965,560 units under the 2017 Private Placement, as follows:

Insider Placee	Number of 2017 Units Acquired
N. Eric Fier (CEO and Director)	427,000
Anne Yong (CFO)	24,000
Dunham Craig (Director)	48,000
George Sanders (Director)	24,000
Graham Thody (Director)	28,560
John Wright (Director)	95,000
Bernard Poznanski (Corporate Secretary)	24,000
Nicholas Campbell (VP Business Development)	95,000
Donald Smith Value Fund, L.P. 152 West 57th Street, 22nd Floor New York, NY, U.S.A. 10019 (insider shareholder)	1,200,000

The Insider Placees participated in the 2017 Private Placement in order to assist the Company in raising the required funds to pursue its business objectives and for investment purposes. The subscriptions of the Insider Placees contributed $2,063,838 of gross proceeds to the Company’s treasury. The participation of each Insider Placee in the 2017 Private Placement received disinterested director’s approval.

On January 17, 2018, the Company completed a non-brokered private placement with the new President of the Company (Christopher Ritchie) in respect of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $2.29 per share until January 17, 2020.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company directly or through their respective management consulting companies.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Pursuant to the TSX-V’s Policy 4.4 entitled “Incentive Stock Options”, the Company’s Stock Option Plan (the “Option Plan” herein) has to be approved by the shareholders of the Company yearly in that it is a “rolling 10%” plan (i.e. up to 10% of the outstanding Common Shares from time to time may be reserved for issuance for options granted under the Option Plan). A copy of the Option Plan may be obtained by sending a written request to the Chief Executive Officer of the Company at the Company’s head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1. See “Director and Named Executive Officer Compensation—Stock Option Plans and Other Incentive Plans” for a summary of the terms of the Option Plan.

The text of the proposed resolution to approve and confirm the Option Plan is as follows (the “Stock Option Plan Resolution”):

“BE IT RESOLVED THAT the Company’s Stock Option Plan, previously approved by the shareholders of the Company, is hereby approved and confirmed and that the Board of Directors of the Company be authorized to make any changes thereto as may be required by the TSX Venture Exchange.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution.

The Board of Directors recommends a vote “FOR” the approval of the Stock Option Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Stock Option Plan Resolution.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company’s financial statements and management’s discussion and analysis for the year ended December 31, 2017, which are available on SEDAR and may also be obtained by sending a written request to the Chief Executive Officer of the Company at the Company’s head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

DATED as of the 13th day of April, 2018.

BY ORDER OF THE BOARD

“N. Eric Fier”

N. ERIC FIER
Chief Executive Officer

APPENDIX A

SILVERCREST METALS INC.
(the “Company”)

AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors (“Board”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•	review and appraise the performance of the Company’s external auditor; an d

•	provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be “independent” directors (as defined in National Instrument 52-110 – Audit Committees, or any successor instrument thereto) and shall satisfy the financial literacy and experience requirements of applicable securities laws, rules and any applicable stock exchange requirements, except as permitted by applicable securities regulatory guidelines. If any of the Company’s securities are listed on the NYSE Amex Equities or the NYSE, at least one member of the Committee shall be considered “financially sophisticated” within the meaning of Rule 803B of the NYSE Amex LLC Company Guide. The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and the external auditor in separate sessions. The Committee shall hold in camera sessions, without management present, at every meeting.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports

(a)	review and update, if applicable or necessary, this Audit Committee Charter annually;

(b)

review with management and the independent auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c)

review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(d)	review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e)

review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f)	review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g)

ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2.	External Auditor

(a)	review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company;

(c)	review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d)	take appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	select and, where applicable, replace the external auditor to be nominated annually for shareholder approval;

(f)	determine the compensation to be paid to the external auditor;

(g)

at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(i)	review with the external auditor the audit plan for the year-end financial statements; and

(j)

deal directly with the external auditor and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre- approval. Pre-approval of non-audit services is satisfied if:

(i)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

(ii)	the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii)

the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3.	Financial Reporting Processes

(a)	in consultation with the external auditor, review with management the integrity of the Company’s financial reporting process, both internal and external;

(b)	consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditor and management;

(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e)

following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g)	review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	review certification process;

(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l)

carry out a review designed to ensure that effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

4.	Other

(a)	review any material related party transactions;

(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c)

set compensation for (i) an external auditor engaged for the purpose of preparing an audit report or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee; and

(d)

be provided with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (ii) compensation to any advisors’ employment by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.